Park Sutton Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2015

Balance, January 1, 2015	$	1,819,563
Net Income		704,060
Distribution to members		(1,273,730)
Balance, December 31. 2015	$	1,249,893